[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP]

Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.KilpatrickTownsend.com

October 30, 2014	direct dial 202 508 5820 direct fax 202 204 5620 JRappoport@kilpatricktownsend.com

VIA EDGAR

Mr. Todd K. Schiffman

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	MB Bancorp, Inc.

Pre-effective Amendment No. 1 to Registration Statement on Form S-1

File Number 333-198700

Dear Mr. Schiffman:

On behalf of MB Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on September 12, 2014 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on October 9, 2014. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Registration Statement on Form S-1

General

Comment No. 1:

As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment.

Mr. Todd K. Schiffman

October 30, 2014

Response to Comment No. 1:

All non-pricing-related blanks have been filled in to the extent information is known at this time.

Comment No. 2:

It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Response to Comment No. 2:

The requested disclosure has been provided on the cover page and pages 19, 59 and 101 of the prospectus.

Comment No. 3:

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 3:

The Company has not presented, and does not intend to present, written communications in reliance on Section 5(d) under the Securities Act. All marketing materials intended to be used by the Company are filed as Exhibit 99.2 and 99.3 to the Amended Registration Statement.

Comment No. 4:

Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

Response to Comment No. 4:

Counsel to the Company’s sales agent has advised the Company that they have made the appropriate FINRA filing and has arranged for FINRA to contact Commission upon clearance of such filing.

Mr. Todd K. Schiffman

October 30, 2014

Prospectus Cover Page

Comment No. 5:

As you indicate on page 31, please revise to state that there is currently no established market for your common stock.

Response to Comment No. 5:

The requested disclosure has been provided on the cover page of the prospectus.

Summary

Comment No. 6:

We note your disclosure in the first full paragraph on page 4 that Feldman Financial Advisors “applied a valuation discount to reflect the fact that, among other reasons, the earnings of Madison Bank of Maryland were below the median level of the selected peer group.” Please supplement your disclosure, either here or on page 108, to specifically discuss such “other reasons” in greater detail, including the valuation discounts applied for the Bank’s financial condition and the anticipated stock liquidity, as discussed in the appraisal report.

Response to Comment No. 6:

The requested disclosure has been provided on pages 117 through 118 of the prospectus

Risk Factors

Our business may be adversely affected by credit risk..., page 12

Comment No. 7:

To the extent feasible, please quantify the extent to which residential real estate values in the state of Maryland have declined during the last several years.

Response to Comment No. 7:

The requested disclosure has been provided on page 12 of the prospectus.

Our Business

Market Area, page 42

Comment No. 8:

Please revise to provide quantified information as to unemployment rates for your market area. We note the related information in the appraisal report.

Mr. Todd K. Schiffman

October 30, 2014

Response to Comment No. 8:

The requested disclosure has been provided on page 51 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 63

Comment No. 9:

We note your disclosure on page 63 that you discontinued your practice of recording specific reserves for impaired loans when the OCC became your primary regulator in 2012 and your disclosure on pages 70-71 describing how you measure impaired loans, which also appears to indicate that you record direct charge-offs rather than recording specific reserves. However, your disclosure on pages 68 and F-15 describing your specific valuation allowance methodology, states that you record specific valuation allowances for loans classified as substandard or doubtful as well as for loans classified as impaired when the net realizable value (collateral value less costs to sell) of the loan is lower than the carrying amount of the loan. Please provide us with a detailed discussion bridging the gap between these disclosures. In addition, please revise your disclosure here, and in other relevant sections of the document, to address the following:

•	Your charge-off policies for each type of loan and whether you have revised these policies during the periods presented. To the extent applicable, discuss how you determine a loss event has occurred which warrants a charge-off.

•	The triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

•	How partial charge-offs on nonperforming loans impact the coverage ratio and other credit loss statistics and trends. For example, please consider disclosing the amount of nonperforming and impaired loans for which you have recorded partial charged-offs.

Response to Comment No. 9:

The disclosure on pages 74, 77 and F-16 has been revised to address the comment.

Mr. Todd K. Schiffman

October 30, 2014

Our Management

Summary Compensation Table, page 79

Comment No. 10:

Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

Response to Comment No. 10:

The requested disclosure has been provided on page 87 of the prospectus.

Transactions with Madison Bank of Maryland, page 84

Comment No. 11:

Refer to your disclosure in the third full paragraph on page 85. Item 404(d) of Regulation S-K requires, among other things, a description of any transaction required by Item 404(a) for a transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the company’s total assets at year end for the last two completed fiscal years. Please revise your disclosure as appropriate. Also revise to provide information for the time period specified in Instruction 2 to Item 404(d) of Regulation S-K.

Response to Comment No. 11:

The requested disclosure has been provided on page 93 of the prospectus.

How We Determined the Offering Range..., page 107

Comment No. 12:

Please revise to specifically identify the peer group companies that Feldman Financial Advisors used for comparison in its appraisal.

Response to Comment No. 12:

The requested disclosure has been provided on page 116 of the prospectus.

Mr. Todd K. Schiffman

October 30, 2014

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

Comment No. 13:

We note that your independent registered public accounting firm conducted their audit in accordance with “auditing standards generally accepted in the United States of America.” This language does not comply with the requirements of Rule 2-02(b) of Regulation S-X or PCAOB Auditing Standard No. 1, which require that reports issued by auditors refer to “the standards of the Public Company Accounting Oversight Board (United States).” Please amend the Form S-1 to include a revised audit report that complies with this requirement.

Response to Comment No. 13:

A revised audit report is included on page F-1 of the prospectus.

Consolidated Statements of Operations, page F-3

Comment No. 14:

Please revise your line item description from “reversal (provision) for loan losses” to “provision (reversal) for loan losses” to properly reflect the impact to the Consolidated Statements of Operations.

Response to Comment No. 14:

The line item on page F-3 has been revised in response to the comment.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-7

Real Estate Ground Rents, page F-9

Comment No. 15:

We note that you have $702,331, $717,383 and $741,196 of ground rents, net recorded on your Consolidated Balance Sheet as of June 30, 2014, December 31, 2013 and December 31, 2012, respectively. Please revise your disclosure on page F-9, and in other relevant sections of your filing, to include an enhanced description of these ground rents and well as your related accounting policy. In addition, explain in more detail, how you

Mr. Todd K. Schiffman

October 30, 2014

calculate the allowance for credit losses on these ground rents. Lastly, for both your ground rents and the related allowance for ground rents, revise your disclosure to reference the specific authoritative literature relied upon to support your accounting policies.

Response to Comment No. 15:

The requested disclosure has been provided on pages F-7 and F-9 of the prospectus.

Note 4. Loans Receivable, page F-14

Comment No. 16:

On page F-15 you disclose that you place loans on non-accrual status at 90 days past due. On page F-8 you disclose you discontinue the accrual of interest when circumstances indicate that collection is doubtful. On pages 64 and 70 you state you generally place loans on non-accrual status when they become 120 days delinquent though you may choose to consider loans from 90 to 119 days delinquent to be non-accrual, and generally do so except where a borrower has a history of periodically bringing a loan current after being 90 days or more delinquent. Given the slight inconsistencies between these disclosures, please revise each of the aforementioned disclosures to provide one clear accounting policy as to when you place loans on nonaccrual status. In the event this policy differs between your various loan segments or classes, please disclose your accounting policy for each loans segment or class separately.

Response to Comment No. 16:

The requested disclosure has been provided on page 73, 77 and F-16 through F-17 of the prospectus.

Comment No. 17:

We note your disclosure of impaired loans beginning on page F-19. This disclosure states that the unpaid principal balance exceeded the recorded investment for the years ending December 31, 2012 and 2013. However, at June 30, 2014, the recorded investment is larger than the unpaid principal balance. Please explain the underlying reasons that the recorded investment is larger than the unpaid principal balance at June 30, 2014 as well as the facts and circumstances that have changed during this six month period that caused this to occur.

Mr. Todd K. Schiffman

October 30, 2014

Response to Comment No. 17:

The balances of the recorded investment and unpaid principal balance lines were inadvertently switched. The table on page F-20 has been corrected.

Note 7. Income Taxes, page F-25

Comment No. 18:

Please revise your disclosure to explain how you considered that you appear to be in a 3 year cumulative loss position when determining the amount of any valuation allowance needed against your deferred tax assets. At a minimum, please address the following when preparing your response and revised disclosures:

•	Provide detailed disclosure of both the positive and negative evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance.

•	Provide a tabular rollforward of any valuation allowance in the footnotes to the financial statements.

•	To the extent that you believe a valuation allowance is not warranted, provide clear disclosure confirming that you believe that it is “more likely than not” that future earnings will be sufficient to realize the remaining deferred tax assets.

•	To the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact and provide a brief description of such strategies.

•	Provide a discussion of any uncertainties that could affect the realization of deferred tax assets.

•	Provide a discussion about the effect of the current economic environment on the realization of deferred tax asset balances.

Refer to guidance starting at ASC 740-10-30-16.

Response to Comment No. 18:

Management performed a detailed and deliberate analysis about the future realization of all deferred tax assets (“DTA”) as of December 31, 2013. The following summarizes both the qualitative and quantitative analysis performed by management:

Mr. Todd K. Schiffman

October 30, 2014

The Bank reported GAAP pre-tax losses of $1.426 million and $300 thousand for the years ended December 31, 2013 and 2012, respectively. The Bank had pre-tax income of $310 thousand in fiscal 2011 and generated federal and state taxable income of $647 thousand. In 2010 and 2009, the Bank had federal and state taxable income. As of December 31, 2013, the Bank had only experienced two consecutive years of losses for tax reporting purposes. Federal and state returns for 2012 and 2011 were amended for the 2012 carry-back claims were filed in 2013, and the refunds were received in the same year. The net operating loss deferred taxes assets as disclosed in the 2013 financial statements represented approximately $36 thousand of 2012 state net operating loss carry-forwards, and the remainder of approximately $306 thousand represented the 2013 federal and state net operating loss carry-forwards.

Strategic decisions made by management during 2013 had significant accounting implications that negatively affected near term operating results for both GAAP and income tax reporting purposes. In an effort to reduce the non-performing asset balance, the Bank sold one other real estate owned property at a significant discount from the December 2012 appraised amount, which was reflected through the 2013 higher provision for loss on other real estate owned. In addition, updated appraisals received on both previously identified and newly identified impaired loans resulted in additional loan charge-offs of $766 thousand and a corresponding allowance replenishment of $884 thousand. In 2013, management took a more aggressive approach to the resolution of troubled loans and began foreclosing on troubled properties, whereas in prior years those same troubled borrowers frequently were granted short term troubled debt restructures. Although the foreclosure actions resulted in higher credit losses, management determined that maintaining and managing the troubled assets would have continued to negatively impact earnings in future periods. Finally in December 2013, the Bank recognized additional expenses related to the closure of a branch office.

During 2008, 2009, and 2010, the Bank sold mutual fund investments that resulted in cumulative capital losses of $798,691. Since management determined that it was unlikely that the Bank would be able to fully utilize the corresponding deferred tax asset of $315,131 before expiration of the carryforward period, a valuation allowance was established for 100% of the corresponding deferred tax asset. During the year ended December 31, 2014, capital loss carryforwards of $692,167 and the related deferred tax asset and valuation allowance of $272,060 expired. The remaining capital loss carryforwards of $101,496 expire in 2014 and $5,008 expire in 2015, as will their respective related deferred tax assets of approximately $40,000 and $2,000. Realization depends on generating sufficient taxable capital gains before the expiration of the loss carryforward periods. The amount of loss carryforwards available for any one year may be limited if the Bank is subject to the alternative minimum tax.

Positive Factors considered as of June 30, 2014, December 31, 2013 and December 31, 2012 were:

Mr. Todd K. Schiffman

October 30, 2014

•	The Bank reported taxable income in 2011, 2010 and 2009 of $647 thousand and $187 thousand, respectively;

•	The Bank had pre-tax income of approximately $155 thousand for the six month period ended June 30, 2014; and

•	The Bank had no history of NOLs expiring unused.

Negative factor considered as of June 30, 2014, December 31, 2013 and December 31, 2012 were:

The local economy of the markets in which the Bank conducts business have been showing signs of continued improvement over the past two years and was a significant factor when considering the need for a valuation allowance. During 2103 and the first six months of 2014, the trends continued to be positive.

Based on the preponderance of evidence as of June 30, 2014 and December 31, 2013 and 2012, management concluded that it was more likely than not that the Bank would be able to realize all deferred tax assets except for those related to the capital loss carryforwards as discussed above. The footnote disclosure was updated accordingly.

However, during the third quarter of 2014, the Bank recorded a $820,000 provision for loan losses and a $108,000 provision for other real estate owned loan losses. The combination of the unanticipated additional loan losses and provision for losses in other real estate owned resulted in a loss before income tax benefit of $954,412 and $799,196 for the respective three and nine month periods. As a result, the Bank became in a cumulative loss position for three years. Consequently, and as disclosed in the subsequent events footnote, management concluded that it was no longer more likely than not the Bank would be able to generate sufficient taxable income to fully recover the cumulative net operating loss carryforward and the related deferred tax asset of approximately $650,000 in the foreseeable future and established an 100% reserve.

Based on the above, disclosure has been provided on page the prospectus has been provide on pages F-11 through F-12.

With respect to information requested by in the fourth bullet point of the comment, please note that the Bank does not have a tax planning strategy in place.

Mr. Todd K. Schiffman

October 30, 2014

Exhibits

Comment No. 19:

Please file all missing exhibits as soon as possible. They are subject to the staff’s review and we will need time to conduct that review.

Response to Comment No. 19:

The Amended Registration Statement includes all of the exhibits not included in the initial Form S-1 filing.

* * * *

If you have any questions or further comments, please contact the undersigned at (202) 508-5820.

Very truly yours,
/s/ Joel E. Rappoport
Joel E. Rappoport

cc:

Babette Cooper, Securities and Exchange Commission

Benjamin Phippen, Securities and Exchange Commission

David Lin, Securities and Exchange Commission

Julia A. Newton, MB Bancorp, Inc.